Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE:(212) 403 -1000 FACSIMILE:(212) 403 -2000

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014)

OF COUNSEL
WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA PAULA N. GORDON	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

January 28, 2015

Ms. Mary Beth Breslin

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	New STERIS Limited
Amendment No. 1 to Registration Statement on Form S-4
Filed January 7, 2016
File No. 333-200598

Dear Ms. Breslin,

On behalf of our client, New STERIS Limited, a corporation organized under the laws of England and Wales (“Holdco” or the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated January 13, 2015 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment No. 1”).

Holdco has filed today Amendment No. 2 to the Registration Statement on Form S-4 filed November 26, 2014 (“Amendment No. 2”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment

WACHTELL, LIPTON, ROSEN & KATZ

No. 2, which has been marked to show changes since the filing of Amendment No. 1 on January 7, 2015, and certain other information noted below.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Generally, the information contained herein with respect to Holdco has been furnished by Holdco, the information contained herein with respect to STERIS Corporation (“STERIS”) has been furnished by STERIS and the information contained herein with respect to Synergy Health Plc (“Synergy”) has been furnished by Synergy. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Overview of the Combination, page 9

1.	Please expand your revisions in response to prior comment 1 to clarify what you mean by “financial and global cash management flexibility and tax.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 9 of Amendment No. 2.

Signatures, page S-1

2.	We note your response to prior comment 13; however, it continues to appear that your document has not yet been signed by your authorized representative in the United States. Please include that signature. See Instruction 1 to Signatures of Form S-4.

Response: In response to the Staff’s comment, the Company has revised its signature page on page S-1 of Amendment No. 2.

Exhibit 5.1

3.	We note the documents mentioned in the first paragraph on page 2. It is inappropriate for counsel to limit the universe of documents it relied on in issuing its opinion. Please file a revised opinion.

Response: In response to the Staff’s comment, Jones Day has revised its opinion in Exhibit 5.1.

4.	Please refer to the section titled “Assumptions and qualifications.” Please support the need for the assumption in paragraph (ix). Given your statement that the opinion is limited to law as currently in effect, it is unclear why this assumption is necessary.

Response: In response to the Staff’s comment, Jones Day has revised its opinion in Exhibit 5.1.

WACHTELL, LIPTON, ROSEN & KATZ

*        *        *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1343.

Sincerely,

WACHTELL, LIPTON, ROSEN & KATZ

/s/ Mark Gordon, Esq.
Mark Gordon, Esq.

cc:

J. Adam Zangerle
Vice President, General Counsel and Secretary
STERIS Corporation